Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES JANUARY 2018 DISTRIBUTION

January 17, 2018, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution on Granite’s stapled units of CDN$0.227 per stapled unit. The distribution will be paid by Granite on February 15, 2018 to stapled unitholders of record at the close of trading on January 31, 2018. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Tuesday, January 30, 2018 on the Toronto Stock Exchange and on the New York Stock Exchange.

As it relates to certain unitholders, Granite confirms that no portion of the above distribution constitutes effectively connected income. A qualified notice providing the breakdown of the sources of the above distribution will be issued to the Depository Trust & Clearing Corporation (DTCC) subsequent to the record date of January 31, 2018, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

granitereit.com